EXHIBIT 99.1	Fiscal 2003 Second Quarter Results with Commentary

UTi Worldwide Inc.

FISCAL 2003
SECOND QUARTER RESULTS
WITH
COMMENTARY

September 16, 2002

UTi is pleased to present herein its results for the three and six months ended July 31, 2002 along with management’s commentary on those results and financial position (“Commentary”). Certain statements in the Commentary may be deemed to be forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The Company intends that all such statements be subject to the “safe-harbor” provisions contained in those sections. Such statements may include, but are not limited to, the Company’s discussion of its growth strategy and integration of acquisitions. Many important factors may cause the Company’s actual results to differ materially from those discussed in any such forward-looking statements, including increased competition; integration risks associated with acquisitions; the effects of changes in foreign exchange rates; changes in the Company’s effective tax rates; industry consolidation making it more difficult to compete against larger companies; general economic, political and market conditions, including inventory build-up, economic slowdowns and consumer confidence; work stoppages or slowdowns or other material interruptions in transportation services; risks of international operations; the success and effects of new strategies; disruptions caused by conflicts, wars and terrorism; and the other risks and uncertainties described in the Company’s filings with the Securities and Exchange Commission. Although UTi believes that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the results contemplated in forward-looking statements will be realized. In light of the significant uncertainties inherent in the forward-looking information included herein, the inclusion of such information should not be regarded as a representation by UTi or any other person that UTi’s objectives or plans will be achieved. The historical results achieved by the Company are not necessarily indicative of its future prospects. UTi undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

UTi Worldwide Inc.
FINANCIAL INFORMATION

Unaudited Consolidated Income Statements
For the Three and Six Months Ended July 31, 2002 and 2001
(in thousands, except share and per share amounts)

	Three months ended		Six months ended
	July 31,		July 31,

	2002	2001	2002	2001

Gross revenue	$274,819	$219,417	$510,477	$434,389
Freight consolidation costs	187,286	140,444	346,015	281,240

Net revenue	87,533	78,973	164,462	153,149
Staff costs	43,988	40,043	83,608	79,293
Depreciation	2,490	2,349	4,827	4,655
Amortization of goodwill	—	1,395	—	2,658
Other operating expenses	29,609	26,701	56,669	52,754

Operating income	11,446	8,485	19,358	13,789
Interest expense, net	(10)	(437)	(380)	(652)
Gains/(losses) on foreign exchange	56	(12)	(315)	(91)

Pretax income	11,492	8,036	18,663	13,046
Income tax expense	(3,216)	(2,304)	(5,294)	(3,152)

Income before minority interests	8,276	5,732	13,369	9,894
Minority interests	(537)	(323)	(873)	(465)

Net income	$7,739	$5,409	$12,496	$9,429

Basic earnings per ordinary share	$0.31	$0.22	$0.49	$0.38
Diluted earnings per ordinary share	$0.30	$0.21	$0.48	$0.37
Number of weighted average shares used for per share calculations:
Basic shares	25,274,891	24,949,635	25,267,661	24,949,411
Diluted shares	25,877,748	25,555,520	25,823,315	25,540,340

Consolidated Balance Sheets
As of July 31, 2002 (Unaudited) and January 31, 2002
(in thousands, except share amounts)

	July 31,	January 31,
	2002	2002

	(Unaudited)
ASSETS
Cash and cash equivalents	$79,265	$87,594
Trade receivables (net of allowance for doubtful receivables of $9,676 and $9,638 as of July 31, 2002 and January 31, 2002, respectively)	216,000	180,866
Deferred income tax assets	1,490	1,890
Other current assets	25,279	21,628

Total current assets	322,034	291,978
Property, plant and equipment, net	36,371	31,185
Goodwill	82,777	76,611
Investments	259	215
Deferred income tax assets	1,623	1,431
Other non-current assets	3,670	3,191

Total assets	$446,734	$404,611

LIABILITIES & SHAREHOLDERS’ EQUITY
Bank lines of credit	$13,802	$21,062
Short-term borrowings	12,256	11,518
Current portion of capital lease obligations	2,427	1,780
Trade payables and other accrued liabilities	200,328	173,113
Income taxes payable	6,805	4,743
Deferred income tax liabilities	466	842

Total current liabilities	236,084	213,058
Long-term borrowings	359	1,192
Capital lease obligations	6,817	5,726
Deferred income tax liabilities	1,681	1,566
Retirement fund obligations	820	693
Minority interests	3,076	2,522
Commitments and contingencies
Shareholders’ equity:
Common stock — ordinary shares of no par value:
25,736,968 and 25,702,401 shares issued and outstanding as of July 31, 2002 and January 31, 2002, respectively)	207,660	207,143
Retained earnings	47,175	36,608
Accumulated other comprehensive loss	(56,938)	(63,897)

Total shareholders’ equity	197,897	179,854

Total liabilities and shareholders’ equity	$446,734	$404,611

Unaudited Consolidated Statements of Cash Flows
For the Six Months Ended July 31, 2002 and 2001
(in thousands)

	Six months ended
	July 31,

	2002	2001

	(Unaudited)
OPERATING ACTIVITIES:
Net income	$12,496	$9,429
Adjustments to reconcile net income to net cash provided by operations:
Stock compensation costs	91	95
Depreciation	4,827	4,655
Amortization of goodwill	—	2,658
Deferred income taxes	49	127
Loss/(gain) on disposal of property, plant and equipment	121	(52)
Other	873	340
Changes in operating assets and liabilities:
(Increase)/decrease in trade receivables and other current assets	(21,817)	18,452
Increase/(decrease) in trade payables and other current liabilities	18,600	(17,177)

Net cash provided by operating activities	15,240	18,527
INVESTING ACTIVITIES:
Purchases of property, plant and equipment	(4,542)	(3,305)
Proceeds from disposal of property, plant and equipment	307	428
Acquisitions of subsidiaries and contingent earn-out payments	(6,606)	(4,853)
Other	(25)	240

Net cash used in investing activities	(10,866)	(7,490)
FINANCING ACTIVITIES:
Decrease in bank lines of credit	(7,259)	(15,461)
Long-term borrowings — advanced	—	135
Long-term borrowings — repaid	(968)	(39)
Repayments of capital lease obligations	(2,263)	(567)
Decrease in minority interests	(170)	(401)
Net proceeds from the issuance of ordinary shares	426	—
Dividends paid	(1,929)	(1,924)
Other	(57)	16

Net cash used in financing activities	(12,220)	(18,241)

Net decrease in cash and cash equivalents	(7,846)	(7,204)
Cash and cash equivalents at beginning of period	87,594	98,372
Effect of foreign exchange rate changes on cash and cash equivalents	(483)	(1,615)

Cash and cash equivalents at end of period	$79,265	$89,553

Notes to the Consolidated Financial Statements
For the Three and Six Months Ended July 31, 2002 and 2001 (Unaudited)

NOTE 1. Presentation of Financial Statements

The accompanying unaudited consolidated financial statements include the accounts of UTi Worldwide Inc. and its subsidiaries (“UTi” or the “Company”). These financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) for interim financial information. They do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. The consolidated financial statements reflect all adjustments that are, in the opinion of management, necessary for a fair statement of the results for the interim periods presented. Operating results for the six months ended July 31, 2002 are not necessarily indicative of the results that may be expected for the fiscal year ending January 31, 2003 or any other future periods.

The balance sheet at January 31, 2002 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by U.S. GAAP for complete financial statements. For further information, refer to the consolidated financial statements and footnotes thereto included in the Company’s annual report for the year ended January 31, 2002 on Form 20-F on file with the Securities and Exchange Commission.

All dollar amounts in the notes are presented in thousands except for share data.

NOTE 2. New Accounting Pronouncements

Effective February 1, 2002, the Company adopted the full provisions of SFAS No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”), which eliminates the amortization of goodwill. SFAS 142 also establishes a new method of testing goodwill for impairment on an annual basis or on an interim basis if an event occurs or circumstances change that would reduce the fair value of a reporting unit below its carrying value. In accordance with the statement, amortization of goodwill, including goodwill recorded in past business combinations, ceased beginning February 1, 2002. SFAS 142 prescribes a two-phase process for impairment testing of goodwill. The first phase, required to be completed by July 31, 2002, screens for impairment; while the second phase (if necessary), required to be completed by January 31, 2003, measures the impairment. The Company has completed the required screening test for potential impairment of goodwill recorded at February 1, 2002 and determined that there was no impairment of goodwill. Therefore, the second step of the impairment test is not applicable. SFAS 142 also requires that intangible assets that do not meet the criteria for recognition apart from goodwill be reclassified and that intangibles with indefinite lives cease to be amortized in favor of periodic impairment testing. The Company determined that as of February 1, 2002, no change was necessary to the classification and useful lives of identifiable intangible assets.

The changes in the carrying amount of goodwill by reportable segment for the six months ended July 31, 2002, are as follows:

			Asia
	Europe	Americas	Pacific	Africa	Total

Balance as of February 1, 2002	$19,314	$10,357	$35,448	$11,492	$76,611
Contingent earn-out payments made	1,665	893	3,057	991	6,606
Foreign currency translation and other adjustments	(111)	(59)	(204)	(66)	(440)

Balance as of July 31, 2002	$20,868	$11,191	$38,301	$12,417	$82,777

As required by SFAS No. 142, the results for the prior year have not been restated. A reconciliation of net income as if SFAS No. 142 had been adopted for the three and six months ended July 31, 2001, along with reported results for the three and six months ended July 31, 2002 is as follows:

	Three months ended		Six months ended
	July 31,		July 31,

	2002	2001	2002	2001

Operating income:
As reported	$11,446	$8,485	$19,358	$13,789
Add back amortization of goodwill	—	1,395	—	2,658

Adjusted operating income	$11,446	$9,880	$19,358	$16,447

Net income:
As reported	$7,739	$5,409	$12,496	$9,429
Add back amortization of goodwill, net of tax	—	1,337	—	2,537

Adjusted net income	$7,739	$6,746	$12,496	$11,966

Basic earnings per share:
As reported	$0.31	$0.22	$0.49	$0.38
Add back amortization of goodwill, net of tax	—	0.05	—	0.10

Adjusted basic earnings per share	$0.31	$0.27	$0.49	$0.48

Diluted earnings per share:
As reported	$0.30	$0.21	$0.48	$0.37
Add back amortization of goodwill, net of tax	—	0.05	—	0.10

Adjusted diluted earnings per share	$0.30	$0.26	$0.48	$0.47

The Company also adopted SFAS No. 143, “Accounting for Asset Retirement Obligations” (“SFAS 143”) and SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS 144”) effective February 1, 2002. SFAS 143 establishes accounting and reporting standards for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS 144 establishes accounting and reporting standards for the impairment or disposal of long-lived assets. The adoption of these standards did not have a material effect on the Company’s financial position or results of operations.

In April 2002, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 145, “Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB No. 13 and Technical Corrections.” SFAS No. 145 rescinds FASB Statement No. 4, “Reporting Gains and Losses from Extinguishment of Debt,” and an amendment of that Statement, FASB Statement No. 64, “Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements.” This statement also rescinds FASB Statement No. 44, “Accounting for Intangible Assets of Motor Carriers.” This statement amends FASB Statement No. 13, “Accounting for Leases,” to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. This statement also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. The Company has determined that this statement will have no impact on its consolidated financial position or results of operations.

In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” This statement is effective for exit or disposal activities that are initiated after December 31, 2002. The Company is currently evaluating the impact that the adoption of this statement will have on its consolidated financial position or results of operations.

NOTE 3. Earnings per Share

	Three months ended		Six months ended
	July 31,		July 31,

	2002	2001	2002	2001

Basic earnings per ordinary share:
Net income	$7,739	$5,409	$12,496	$9,429
Weighted average number of ordinary shares	25,274,891	24,949,635	25,267,661	24,949,411
Basic earnings per ordinary share	$0.31	$0.22	$0.49	$0.38
Diluted earnings per ordinary share:
Net income	$7,739	$5,409	$12,496	$9,429
Weighted average number of ordinary shares	25,274,891	24,949,635	25,267,661	24,949,411
Incremental shares, under treasury stock method, required for diluted earnings per share	602,857	605,885	555,654	590,929

Weighted average number of ordinary shares (diluted)	25,877,748	25,555,520	25,823,315	25,540,340
Diluted earnings per ordinary share	$0.30	$0.21	$0.48	$0.37

The above number of shares excludes any contingently issuable ordinary shares.

NOTE 4. Other Comprehensive Income/(Loss)

	Three months ended		Six months ended
	July 31,		July 31,

	2002	2001	2002	2001

Net income	$7,739	$5,409	$12,496	$9,429
Other comprehensive income/(loss), net of tax:
Foreign exchange translation adjustments	3,432	(273)	6,959	(3,632)

Comprehensive income	$11,171	$5,136	$19,455	$5,797

NOTE 5. Segment Information

The Company operates in four geographic segments comprised of Europe, the Americas, Asia Pacific and Africa. For segmental reporting purposes by geographic region, gross airfreight and ocean freight forwarding revenues for the movement of goods is attributed to the country where the shipment originates. Gross revenues, as well as net revenues, for all other services are attributed to the country where the services are performed. Net revenues for airfreight and ocean freight forwarding related to the movement of the goods are prorated between the country of origin and the destination country, based on a standard formula. Certain unaudited information regarding UTi’s operations by segment is summarized in the following tables.

	Three months ended July 31, 2002

			Asia
	Europe	Americas	Pacific	Africa	Corporate	Total

Gross revenue from external customers	$93,229	$68,561	$79,375	$33,654	$—	$274,819

Net revenue	$24,927	$23,634	$17,340	$21,632	$—	$87,533
Staff costs	13,341	13,771	7,175	8,585	1,116	43,988
Depreciation	844	503	487	462	194	2,490
Other operating expenses	7,050	7,406	4,912	9,264	977	29,609

Operating income/(loss)	$3,692	$1,954	$4,766	$3,321	$(2,287)	11,446

Interest expense, net						(10)
Gains on foreign exchange						56

Pretax income						11,492
Income tax expense						(3,216)

Income before minority interests						$8,276

	Three months ended July 31, 2001

			Asia
	Europe	Americas	Pacific	Africa	Corporate	Total

Gross revenue from external customers	$62,027	$68,959	$55,470	$32,961	$—	$219,417

Net revenue	$15,317	$24,010	$15,452	$24,194	$—	$78,973
Staff costs	8,533	14,662	6,643	9,167	1,038	40,043
Depreciation	574	623	405	646	101	2,349
Amortization of goodwill	185	829	303	78	—	1,395
Other operating expenses	4,043	7,014	4,766	10,972	(94)	26,701

Operating income/(loss)	$1,982	$882	$3,335	$3,331	$(1,045)	8,485

Interest expense, net						(437)
Losses on foreign exchange						(12)

Pretax income						8,036
Income tax expense						(2,304)

Income before minority interests						$5,732

	Six months ended July 31, 2002

			Asia
	Europe	Americas	Pacific	Africa	Corporate	Total

Gross revenue from external customers	$172,467	$130,103	$144,529	$63,378	$—	$510,477

Net revenue	$46,729	$45,342	$32,181	$40,210	$—	$164,462
Staff costs	24,727	27,020	13,812	15,974	2,075	83,608
Depreciation	1,603	1,141	946	872	265	4,827
Other operating expenses	13,378	14,349	9,450	17,023	2,469	56,669

Operating income/(loss)	$7,021	$2,832	$7,973	$6,341	$(4,809)	19,358

Interest expense, net						(380)
Losses on foreign exchange						(315)

Pretax income						18,663
Income tax expense						(5,294)

Income before minority interests						$13,369

	Six months ended July 31, 2001

			Asia
	Europe	Americas	Pacific	Africa	Corporate	Total

Gross revenue from external customers	$126,595	$134,741	$110,575	$62,478	$—	$434,389

Net revenue	$30,193	$47,978	$28,810	$46,168	$—	$153,149
Staff costs	17,163	29,092	12,871	18,035	2,132	79,293
Depreciation	1,154	1,258	785	1,283	175	4,655
Amortization of goodwill	334	1,561	607	156	—	2,658
Other operating expenses	7,877	14,546	8,910	21,393	28	52,754

Operating income/(loss)	$3,665	$1,521	$5,637	$5,301	$(2,335)	13,789

Interest expense, net						(652)
Losses on foreign exchange						(91)

Pretax income						13,046
Income tax expense						(3,152)

Income before minority interests						$9,894

The following table shows the gross revenue and net revenue attributable to the Company’s principal services.

	Three months ended		Six months ended
	July 31,		July 31,

	2002	2001	2002	2001

Gross revenues:
Airfreight forwarding	$152,053	$117,761	$283,110	$238,453
Ocean freight forwarding	70,375	66,021	133,323	126,140
Customs brokerage	15,501	15,025	29,498	28,499
Contract logistics and other	36,890	20,610	64,546	41,297

	$274,819	$219,417	$510,477	$434,389

Net revenues:
Airfreight forwarding	$38,331	$37,396	$72,612	$73,449
Ocean freight forwarding	16,608	14,574	31,436	27,971
Customs brokerage	14,531	14,492	27,947	27,547
Contract logistics and other	18,063	12,511	32,467	24,182

	$87,533	$78,973	$164,462	$153,149

NOTE 6. Pro Forma Information

In January 2002, the Company acquired Grupo SLi & Union S.L. and in May 2001, the Company acquired 51% of Eilat Overseas Limited. The table below shows the pro forma results for the three and six months ended July 31, 2001 of the Company’s acquisitions as if they had occurred at the beginning of the fiscal year.

	Gross	Net	Earnings
	revenue	income	per share*

For the three months ended July 31, 2001:
As reported	$219,417	$5,409	$0.21
Acquisitions	7,335	298	0.01

Total	$226,752	$5,707	$0.22

For the six months ended July 31, 2001:
As reported	$434,389	$9,429	$0.37
Acquisitions	15,133	627	0.02

Total	$449,522	$10,056	$0.39

*	Earnings per share calculated using 25,555,520 and 25,540,340 diluted ordinary shares for the three and six months ended July 31, 2001, respectively.

NOTE 7. Ordinary and Preference Shares

The number of shares authorized under each of the Company’s classes of ordinary and preference shares as of July 31, 2002 and January 31, 2002 were as follows:

	July 31,	January 31,
	2002	2002

Common stock — ordinary shares of no par value	500,000,000	500,000,000
Non-voting variable rate participating cumulative convertible Class A preference shares of no par value	50,000,000	50,000,000
Non-voting variable rate participating cumulative convertible Class B preference shares of no par value	50,000,000	50,000,000

NOTE 8. Supplemental Cash Flow Information

The following table shows the supplemental non-cash investing and financing activities and the supplemental cash flow information.

	Six months ended
	July 31,

	2002	2001

Non-cash activities:
Additions to capital leases	$3,380	$213
Cash paid:
Interest, net	325	531
Income taxes	3,232	3,152

COMMENTARY ON FISCAL 2003 SECOND QUARTER RESULTS

Overview

The following commentary explains material changes in the consolidated results of operations for UTi Worldwide Inc. and its subsidiaries, (“UTi” or the “Company”), for the three and six months ended July 31, 2002 (“second quarter of fiscal 2003” and “first half of fiscal 2003,” respectively) as compared to the three and six months ended July 31, 2002 (“second quarter of fiscal 2002” and “first half of fiscal 2002,” respectively). Our financial statements, which are included with this commentary, are prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”).

The following discussion should be read in conjunction with the Company’s audited consolidated financial statements and notes thereto for the year ended January 31, 2002, which are included in the Company’s annual report for the year ended January 31, 2002 on Form 20-F, on file with the Securities and Exchange Commission.

Discussion of Results

The following table shows the Company’s results of operations as a percentage of net revenues.

	Three months ended		Six months ended
	July 31,		July 31,

	2002	2001	2002	2001

Net revenues:
Airfreight forwarding	44%	47%	44%	48%
Ocean freight forwarding	19	19	19	18
Customs brokerage	17	18	17	18
Contract logistics and other	20	16	20	16

Total net revenues	100	100	100	100
Operating expenses:
Staff costs	50	51	51	52
Depreciation	3	3	3	3
Amortization of goodwill	—	1	—	2
Other operating expenses	34	34	34	34

Operating income	13	11	12	9
Interest expense, net	*	(1)	*	*
Gains/(losses) on foreign exchange	*	*	*	*

Pretax income	13	10	11	8
Income tax expense	(4)	(3)	(3)	(2)
Minority interests	*	*	*	*

Net income	9%	7%	8%	6%

*	Less than one percent.

Three months ended July 31, 2002 compared to three months ended July 31, 2001

Net revenue increased $8.5 million, or 11% to $87.5 million for the second quarter of fiscal 2003 compared to $79.0 million for the second quarter of fiscal 2002. Overall, net revenue was negatively impacted by foreign currency exchange rates for the current quarter versus the comparable period in the prior year and a decline in net revenues in the Americas region for the current quarter compared to the prior year period. Net revenue for the second quarter of fiscal 2003 benefited from the acquisition made during the last half of fiscal 2002, Grupo SLi and Union, S.L. (“SLi”), which we acquired on January 25, 2002. We estimate that, using currency exchange rates in effect for the second quarter of fiscal 2002, our net revenues for the second quarter of fiscal 2003 would have been $92.5 million, reflecting a growth rate of 17% on a constant currency basis. Of this increase, we estimate that the SLi acquisition accounted for almost one-half of the growth for the second quarter of fiscal 2003 versus the comparable period in the prior fiscal year on a constant currency basis.

Airfreight forwarding net revenue increased $0.9 million, or 3%, to $38.3 million for the second quarter of fiscal 2003 compared to $37.4 million for the prior year second quarter. This increase resulted primarily from increased volumes, offset by pricing pressures and a lower overall airfreight yield rate (i.e., airfreight net revenue divided by airfreight gross revenue). Pricing pressures occurred as a result of carrier capacity restraints. The overall airfreight yield also declined because of a shift in our geographic mix of gross revenues with increasing shares from the Asia Pacific and Europe regions where our yields are at lower levels than the Company’s historic average yield, thereby depressing the overall yield.

Ocean freight forwarding net revenue increased $2.0 million, or 14%, to $16.6 million for the second quarter of fiscal 2003 compared to $14.6 million for the same prior year period. Increases in shipments and tonnage, along with an increase in yields, contributed to this increase in ocean freight forwarding net revenue.

Customs brokerage net revenue remained constant at $14.5 million for the second quarter of fiscal 2003 compared to the same prior year period. Although the number of customs clearances increased in the second quarter of fiscal 2003 compared to the second quarter of fiscal 2002, customs brokerage net revenue as reported in U.S. dollars was negatively impacted by declining foreign currency exchange rates, primarily the South African rand.

Contract logistics and other net revenue, which includes revenue from our other specialized services including contract logistics and customized distribution services, increased $5.6 million, or 44%, to $18.1 million for the second quarter of fiscal 2003 compared to $12.5 million for the second quarter of fiscal 2002. This increase is primarily a result of the contribution of SLi’s contract logistics business and, to a lesser degree, acquisition of new business contracts.

Staff costs increased $4.0 million, or 10%, to $44.0 million for the second quarter of fiscal 2003 from $40.0 million for the same prior year period, but decreased as a percentage of net revenue, from 51% to 50%. The increase in spending was due primarily to our addition of personnel in connection with the SLi acquisition and new business contracts, partially offset by cost reductions which were made to keep costs in line with net revenues.

Depreciation expense increased slightly to $2.5 million from $2.3 million, but stayed constant as a percentage of net revenue, at 3%, for the second quarter of fiscal 2003 as compared to the comparable quarter in the prior year.

We ceased amortizing goodwill effective February 1, 2002 when we adopted Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (“SFAS No. 142”). This change in accounting policy resulted in a decrease in amortization of goodwill of $1.4 million, or 100%, in the second quarter of fiscal 2003 versus the second quarter of fiscal 2002.

Other operating expenses increased by $2.9 million, or 11%, to $29.6 million in the second quarter of fiscal 2003 compared to $26.7 million for the same prior year period. Included in other operating expenses for the second quarter of fiscal 2003 are facilities and communications costs of $10.5 million compared to $9.1 million of such costs for the same prior year period. The balance of the other operating expenses is comprised of selling, general and administrative costs. For the second quarter of fiscal 2003, selling, general and administrative costs were $19.1 million compared to $17.6 million for the same prior year period. These expenses increased primarily as a result of the SLi acquisition. When expressed as a percentage of net revenue, other operating expenses remained constant at 34% for the second quarter of fiscal 2003 versus the comparable prior year period.

Net interest expense, which consisted primarily of interest on our credit facilities and capitalized lease obligations offset by interest income, decreased almost $0.4 million to $10 thousand in the quarter ended July 31, 2002 from $0.4 million for the same prior year period. The decrease in net interest expense was primarily due to lower interest rates and, to a lesser extent lower debt levels, during the second quarter of fiscal 2003 versus the comparable prior year period.

The effective income tax rate, at 28% in the second quarter of fiscal 2003, compares to a tax rate of 29% in the same prior year period. Our overall tax rate is also impacted by the geographic composition of our worldwide earnings.

Net income increased 43% to $7.7 million in the second quarter of fiscal 2003 as compared to $5.4 million in the same prior year period for the reasons listed above.

Six months ended July 31, 2002 compared to six months ended July 31, 2001

Net revenue increased $11.4 million, or 7% to $164.5 million for the first half of fiscal 2003 compared to $153.1 million for the first half of fiscal 2002. Overall, net revenue was negatively impacted by foreign currency exchange rates for the current half versus the comparable period in the prior year and a decline in net revenues in the Americas region for the current half compared to the prior year period. Net revenue for the first half of fiscal 2003 benefited from acquisitions made during fiscal 2002, primarily SLi. We estimate that, using currency exchange rates in effect for the first half of fiscal 2002, our net revenues for the first half of fiscal 2003 would have been $176.1 million, reflecting a growth rate of 15% on a constant currency basis. Of this increase, we estimate that acquisitions made during fiscal 2002 accounted for about half of the growth for the first half of fiscal 2003 versus the comparable period in the prior fiscal year on a constant currency basis.

Airfreight forwarding net revenue decreased $0.8 million, or 1%, to $72.6 million for the first half of fiscal 2003 compared to $73.4 million for the prior year first half. This decrease resulted primarily from pricing pressures, a lower overall airfreight yield and the general economic slowdown. Pricing pressures occurred as a result of carrier capacity restraints. In addition, our overall airfreight yield declined because of a shift in our geographic mix of gross revenues with increasing shares from the Asia Pacific and Europe regions where our yields are at lower levels than the Company’s historic average yield, thereby depressing the overall yield. The general economic slowdown impacted the airfreight revenue in the Americas region, resulting in a decline in that region for the first half of fiscal 2003 versus the first half of fiscal 2002.

Ocean freight forwarding net revenue increased $3.4 million, or 12%, to $31.4 million for the first half of fiscal 2003 compared to $28.0 million for the same prior year period. Increases in shipments and tonnage, along with an increase in yields, contributed to this increase in ocean freight forwarding net revenue.

Customs brokerage net revenue increased $0.4 million, or 1%, to $27.9 million for the first half of fiscal 2003, from $27.5 million for the same prior year period. Customs brokerage net revenue increased primarily as a result of a general increase in the number of shipments during the first half of fiscal 2003 compared to the same prior year period, partially offset by depreciating foreign currency exchange rates, primarily the South African rand.

Contract logistics and other net revenue, which includes revenue from our other specialized services including contract logistics and customized distribution services, increased $8.3 million, or 34%, to $32.5 million for the first half of fiscal 2003 compared to $24.2 million for the first half of fiscal 2002. This increase is primarily a result of the contribution of SLi’s contract logistics business and, to a lesser degree, the acquisition of new business contracts.

Staff costs increased $4.3 million, or 5%, to $83.6 million for the first half of fiscal 2003 from $79.3 million for the same prior year period, but decreased as a percentage of net revenue, from 52% to 51%. The increase in spending was due primarily to our addition of personnel in connection with the SLi acquisition and new business contracts, partially offset by cost reductions which were made to keep costs in line with net revenues.

Depreciation expense increased slightly to $4.8 million from $4.7 million, but stayed constant as a percentage of net revenue, at 3%, for the first half of fiscal 2003 as compared to the comparable half in the prior year.

We ceased amortizing goodwill effective February 1, 2002 when we adopted SFAS No. 142. This change in accounting policy resulted in a decrease in amortization of goodwill of $2.7 million, or 100%, in the first half of fiscal 2003 versus the first half of fiscal 2002.

Other operating expenses increased by $3.9 million, or 7%, to $56.7 million in the first half of fiscal 2003 compared to $52.8 million for the same prior year period. Included in other operating expenses for the first half of fiscal 2003 are facilities and communications costs of $20.2 million compared to $18.4 million of such costs for the same prior year period. The balance of the other operating expenses is comprised of selling, general and administrative costs. For the first half of fiscal 2003, selling, general and administrative costs were $36.5 million compared to $34.3 million for the same prior year period. These expenses increased primarily as a result of the SLi acquisition. When expressed as a percentage of net revenue, other operating expenses remained constant at 34% for the first half of fiscal 2003 versus the comparable prior year period.

Net interest expense, which consisted primarily of interest on our credit facilities and capitalized lease obligations offset by interest income, decreased $0.3 million to $0.4 million in the first half of fiscal 2003 from $0.7 million for the same prior year period. The decrease in net interest expense was primarily due to lower interest rates and, to a lesser extent lower debt levels, during the first half of fiscal 2003 versus the comparable prior year period.

The effective income tax rate of 28% in the first half of fiscal 2003 was higher than the tax rate of 24% in the same prior year period. Our overall tax rate is also impacted by the geographic composition of our worldwide earnings.

Net income increased 33% to $12.5 million in the first half of fiscal 2003 as compared to $9.4 million in the same prior year period for the reasons listed above.

Liquidity and Capital Resources

Historically, we have used our internally generated cash flow from operations along with the net proceeds from the issuance of share capital to fund our working capital requirements, capital expenditures, acquisitions and debt service.

In the six months ended July 31, 2002, we generated approximately $15.2 million in net cash from operating activities. This resulted from net income of $12.5 million plus depreciation expense of $4.8 million and other items totaling $1.1 million, offset by a net increase in working capital of approximately $3.2 million. The net increase in working capital consisted of an increase in trade receivables and other current assets of $21.8 million offset by a lower increase in trade payables and other current liabilities of $18.6 million.

We make significant disbursements on behalf of our customers for transportation costs concerning collect freight and customs duties and taxes. The billings to our customers for these disbursements, which are several times the amount of revenue and fees derived from these transactions, are not recorded as revenue in our consolidated income statements; rather, they are reflected in our trade receivables and trade payables, both of which increased as of July 31, 2002 versus January 31, 2002.

During the first half of fiscal 2003, we used approximately $6.6 million of cash for earn-out payments related to acquisitions made in prior years and $4.5 million for capital expenditures. Our financing activities during the six months ended July 31, 2002 used $12.2 million of cash, primarily due to repayments of $7.3 million in our bank lines of credit. These activities, in addition to foreign exchange rate changes, resulted in a net decrease in our cash and cash equivalents to $79.3 million at July 31, 2002 from $87.6 million at January 31, 2002.

We have various bank credit facilities established in countries where such facilities are required for our business. At July 31, 2002 these facilities provided for lines of credit from approximately $0.1 million to $29.0 million, and in total provided for guarantees, which are a necessary part of our business, of $38.4 million and a total borrowing capacity of approximately $63.0 million at July 31, 2002. Due to the global nature of our business, we utilize a number of financial institutions to provide these various facilities. Consequently, the use of a particular credit facility is normally restricted to the country in which it originated and a particular credit facility may restrict distributions by the subsidiary operating in the country. Our borrowings under these facilities totaled $13.8 million at July 31, 2002. Most of our borrowings are secured by grants of security interests in accounts receivable and other assets, including pledges of stock of our subsidiaries. The interest rates on these facilities vary and ranged from 3.28% to 16.75% at July 31, 2002. These rates are generally linked to the prime lending rate in each country where we have facilities. We use our credit facilities to primarily fund our working capital needs as well as to provide for customs bonds and guarantees and forward exchange transactions. While the majority of our borrowings are due and payable within one year, we believe we will be able to renew such facilities on commercially reasonable terms. UTi, United States, Inc., our U.S. operating company, has a revolving credit facility with General Electric Capital Corporation which provides for up to $29.0 million of borrowings based on a formula of eligible accounts receivable. This credit facility matures in August 2003 and contains financial and other covenants and restrictions applicable to our U.S. operations and a change of control provision applicable to changes at our holding company level. This agreement limits the right of the U.S. operating company to distribute funds to holding companies. At July 31, 2002, we had approximately $49.2 million of available, unused borrowing capacity under our bank credit facilities. In August 2002, we increased our borrowing capacity under one of our existing lines of credit by approximately $19.5 million.

We believe that with our current cash position, various bank credit facilities and operating cash flows, we should have sufficient means to meet our working capital and liquidity requirements for the foreseeable future.

Qualitative Disclosures about Market Risk

The nature of our operations necessitates dealing in many foreign currencies. Our results are subject to fluctuations due to changes in exchange rates. We attempt to limit our exposure to changing foreign exchange rates through both operational and financial market actions. We provide services to customers in locations throughout the world and, as a result, operate with many currencies including the key currencies of North America, Latin America, Africa, Asia Pacific and Europe.

Our short-term exposures to fluctuating foreign currency exchange rates are related primarily to intercompany transactions. The duration of these exposures is minimized through our use of an intercompany netting and settlement system that settles all of our intercompany trading obligations once per month. In addition, selected exposures are managed by financial market transactions in the form of forward foreign exchange contracts (typically with maturities at the end of the month following the purchase of the contract). Forward foreign exchange contracts are primarily denominated in the currencies of our principal markets. We will normally generate foreign exchange gains and losses through normal trading operations. We do not enter into derivative contracts for speculative purposes.

We do not hedge our foreign currency exposure in a manner that would entirely eliminate the effects of changes in foreign exchange rates on our consolidated net income.

We are subject to changing interest rates because our debt consists primarily of short-term working capital lines. We do not undertake any specific actions to cover our exposure to interest rate risk and we are not a party to any interest rate risk management transactions. We do not purchase or hold any derivative financial instruments for trading or speculative purposes.

As of July 31, 2002, there had been no material changes in our exposure to market risks since January 31, 2002 as described in our annual report on Form 20-F on file with the SEC.

Critical Accounting Policies and Estimates

Our discussion of our operating and financial review and prospects is based on our consolidated financial statements, prepared in accordance with U.S. GAAP and contained within this report. Certain amounts included in, or affecting, our financial statements and related disclosure must be estimated, requiring us to make certain assumptions with respect to values or conditions which cannot be known with certainty at the time the financial statements are prepared. Therefore, the reported amounts of our assets and liabilities, revenues and expenses and associated disclosures with respect to contingent obligations are necessarily affected by these estimates. In preparing our financial statements and related disclosures, we must use estimates in determining the economic useful lives of our assets, obligations under our employee benefit plans, provisions for uncollectible accounts receivable and various other recorded and disclosed amounts. We evaluate these estimates on an ongoing basis.

Our significant accounting polices are included in Note 1 to the consolidated financial statements included in our annual report on Form 20-F on file with the Securities and Exchange Commission; however, we believe that certain accounting policies are of more significance in our financial statement preparation process than others. These include our policies on revenue recognition, deferred income tax, goodwill and currency translation.

Revenue Recognition

Gross revenue represents billings on exports to customers, plus net revenue on imports, net of any billings for value added taxes and custom duties. Gross revenue and freight consolidation costs for airfreight and ocean freight forwarding services, including commissions earned from the Company’s services as an authorized agent for airline and ocean carriers, are recognized at the time the freight departs the terminal of origin which is when the customer is billed. Gross customs brokerage revenue and other revenues are also recognized when the customer is billed, which for customs brokerage revenue, is when the necessary documentation for customs clearance has been completed, and for other revenues, is when the service has been provided to third parties in the ordinary course of business.

Deferred Income Tax

Deferred income tax is accounted for using the liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax basis used in the computation of taxable income. Deferred income tax liabilities are recognized for all taxable temporary differences. Deferred income tax assets are offset by valuation allowances so that the assets are recognized only to the extent that it is more likely than not that taxable income will be available against which deductible temporary differences can be utilized. Deferred income tax is calculated at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled. Deferred income tax is charged or credited to the income statement.

Goodwill

Goodwill, representing the excess of acquisition costs over the fair value of net assets of businesses purchased, is accounted for under the provisions of SFAS No. 142. The realizability and period of benefit of goodwill are evaluated periodically when events or circumstances indicate that nonrecoverability of goodwill is possible. If it becomes probable that the future undiscounted cash flows associated with such goodwill is less than its carrying value, an impairment loss would be recognized. These recoverability evaluations are subjective and require management assessments and judgments. Historically, acquired businesses generally have generated sufficient cash flows to recover the cost of goodwill.

Currency Translation

For consolidation purposes, balance sheets of subsidiaries expressed in currencies other than United States dollars are translated at the rate of exchange ruling at the balance sheet date. Operating results for the year are translated using average rates of exchange for the year. Gains and losses on translation are recorded as a separate component of equity and are included in other comprehensive income or loss. Transactions in foreign currencies during the year are remeasured at rates of exchange ruling on the dates of the transactions. These gains and losses arising on remeasurement are accounted for in the income statement. Exchange differences arising on the translation of long-term structural loans to subsidiary companies are recorded as other comprehensive income or loss.

Assets and liabilities at the balance sheet date of the Company’s subsidiaries expressed in currencies different to their functional currencies, are remeasured at rates of exchange ruling at the balance sheet date. The financial statements of foreign entities that report in the currency of a hyper-inflationary economy are restated in terms of the measuring unit currency at the balance sheet date before they are translated into United States dollars.

New Accounting Pronouncements

In June 2001, the FASB issued two new pronouncements: SFAS No. 141, “Business Combinations” (SFAS 141), and SFAS No. 142, “Goodwill and Other Intangible Assets” (SFAS 142). SFAS 141 supercedes Accounting Principles Board (APB) Opinion No. 16, “Business Combinations,” and prohibits the use of the pooling-of-interest method for business combinations initiated after June 30, 2001 and applies to all business combinations accounted for by the purchase method that are completed after June 30, 2001. SFAS 142 supercedes APB Opinion No. 17, “Intangible Assets,” and prohibits the amortization of all goodwill related to business combinations acquired after June 30, 2001. SFAS 142 also establishes a new two-phase method of testing goodwill for impairment on an annual basis or on an interim basis if an event occurs or circumstances change that would reduce the fair value of a reporting unit below its carrying value. In accordance with the statement, amortization of goodwill, including goodwill recorded in past business combinations, ceased beginning February 1, 2002. The first phase of the impairment testing, required to be completed by July 31, 2002, screens for impairment; while the second phase (if necessary), required to be completed by January 31, 2003, measures the impairment. We completed the required screening test for potential impairment of goodwill recorded at February 1, 2002 and determined that there was no impairment of goodwill. Therefore, the second step of the impairment test is not applicable.

In June 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations” (SFAS 143). SFAS 143 establishes accounting and reporting standards for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS becomes effective for all fiscal quarters of fiscal years beginning after June 15, 2002. We adopted the policy effective February 1, 2002 and its adoption did not have a material effect on our results of operations and financial position.

In August 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (SFAS 144), which supercedes SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of.” SFAS 144 establishes accounting and reporting standards for the impairment or disposal of long-lived assets. This statement also expands the scope of a discontinued operation to include a component of an entity, and eliminates the current exemption to consolidation when control over a subsidiary is likely to be temporary. SFAS 144 becomes effective for all fiscal quarters of fiscal years beginning after December 15, 2001. We adopted SFAS 144 on February 1, 2002 and its adoption did not have a material impact on our financial position or results of operations.

In April 2002, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 145, “Rescission of FASB Statements Numbers 4, 44 and 64, Amendment of FASB No. 13 and Technical Corrections.” SFAS No. 145 rescinds FASB Statement No. 4, “Reporting Gains and Losses from Extinguishment of Debt,” and an amendment of that Statement, FASB Statement No. 64, “Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements.” This statement also rescinds FASB Statement No. 44, “Accounting for Intangible Assets of Motor Carriers.” This statement amends FASB Statement No. 13, “Accounting for Leases,” to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. This statement also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. We have determined that this statement will have no impact on our consolidated financial position or results of operations.

In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” This statement is effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. We are currently evaluating the impact that the adoption of this statement will have on our consolidated financial position or results of operations.

Risk Factors

The following risk factors should be read in conjunction with the risk factors contained in our Form 20-F for the fiscal year ended January 31, 2002 and our Form F-1, both on file with the SEC.

We do business all over the world and we expect that our results of operations may be impacted by the volume of international trade and by global economic conditions.

Our business is related to and dependent on the volume of international trade and is subject to general economic conditions, including the economic conditions in specific regions or countries that we serve. We are also subject to economic conditions specific to our industry and those conditions which impact inventory levels. We remain cautious about the impact of general worldwide economic conditions on trade volumes and on our industry.

Our business is dependent on commercial airfreight carriers, ocean freight carriers and other transportation companies and changes in available cargo capacity and other changes by such carriers can negatively impact our business.

We rely on commercial airfreight carriers, ocean freight carriers, trucking companies and other transportation companies in delivering our cargo. Consequently, our ability to provide delivery services for our clients could be adversely impacted by shortages in available cargo space, changes by carriers and companies in policies and practices such as scheduling, pricing, payment terms, and frequency of service or increases in the cost of fuel, taxes, and labor; and other factors not within our control. Reductions in airfreight and ocean freight capacity could potentially negatively impact our yields. Material interruptions in service or stoppages in transportation could adversely impact our business, results of operations and financial condition. In this regard, ocean freight arriving at the West Coast ports of the United States must be off loaded from ships by longshoremen, whose labor contracts expired on June 30, 2002 and are currently being negotiated. Any strike, work stoppage, lock-out or slowdown at these West Coast ports could potentially have an adverse effect on our results of operations. We may experience an increase in operating costs, such as costs for security, as a result of governmental regulations adopted in response to terrorist activities and potential terrorist activities. No assurances can be given that we will be able to pass these increased costs on to our customers in the form of rate increases or surcharges.

Foreign currency fluctuations may decrease our profitability in the future or result in losses.

Our reporting currency is the U.S. dollar. However, due to our global operations, we conduct and will continue to conduct business in currencies other than our reporting currency. Appreciation or depreciation in the value of other currencies as compared to our reporting currency will result in currency translation exchange gains or losses which, if the appreciation or depreciation is significant, could be material. In those areas where our revenue is denominated in a local currency rather than our reporting currency, a depreciation of the local currency against the U.S. dollar could adversely affect our reported U.S. dollar earnings. A depreciation of these currencies would result in lower gross and net revenues reported. Similarly, the opposite effect will occur if these currencies appreciate against the U.S. dollar. Many of our operations are in countries or regions where there was substantial depreciation of the local currency against the U.S. dollar in the past quarter, compared to their values during the first quarter of the prior fiscal year. We will experience the effects of changes in foreign exchange rates on our consolidated net income in the future.

Our business is subject to seasonal trends.

Historically, our operating results have been subject to seasonal trends when measured on a quarterly basis. Our first quarter is traditionally weaker compared with other fiscal quarters. This trend is dependent on numerous factors, including the markets in which we operate, holiday seasons, consumer demand, climate, economic conditions and numerous other factors and forces beyond our control. There can be no assurance that our historic operating patterns will continue in future periods as we cannot influence or forecast many of these factors. Because our quarterly revenues and operating results vary significantly, comparisons of our results from period to period are not necessarily meaningful and should not be relied upon as an indicator of future performance.

Comparisons of our operating results from period to period are not necessarily meaningful and should not be relied upon as an indicator of future performance.

Our operating results have fluctuated in the past and it is likely that they will continue to fluctuate in the future because of a variety of factors, many of which are beyond our control. Changes in our pricing policies and those of our competitors and changes in the shipping patterns of our customers may adversely impact our operating results. In addition, the following factors could also cause fluctuations in our operating results:

•	personnel costs,

•	timing and magnitude of capital expenditures,

•	costs relating to the expansion of operations,

•	costs and revenue fluctuations due to acquisitions,

•	pricing and availability of cargo space on airlines, ships and trucks which we utilize to transport freight,

•	adjustments in inventory levels,

•	customer discounts and credits, and

•	changes in our pricing policies or those of our competitors.

These factors, and others, may materially adversely affect our operating results.

Our international presence exposes us to potential difficulties associated with managing distant operations and to regulatory, tariff, licensing and other risks.

We conduct a majority of our business outside of the United States and we anticipate that revenue from foreign operations will account for a significant amount of our future revenue. There are risks inherent in doing business in international markets, such as:

•	changes in economic and political conditions and in governmental policies,

•	changes in international and domestic customs regulations,

•	wars, civil unrest, acts of terrorism, and other conflicts,

•	natural disasters,

•	changes in tariffs, trade restrictions, trade agreements and taxation,

•	difficulties in managing or overseeing foreign operations,

•	limitations on the repatriation of funds because of foreign exchange controls,

•	different liability standards, and

•	less protective intellectual property laws.

The occurrence of any of these risks may restrict our ability to operate in the affected region and/or decrease the profitability of our operations in that region.

Our effective income tax rate will impact our results of operations, our cash flow and our profitability.

We have international operations and generate taxable income in different countries throughout the world, with operations in some countries with low effective income tax rates. Our future effective income tax rate will be impacted by a number of factors, including the geographical composition of our worldwide taxable income. If the tax laws of the countries in which we operate are rescinded or changed or the United States or other foreign tax authorities were to change applicable tax laws or successfully challenge the manner or situs in which our profits currently are recognized, our effective income tax rate could increase which would decrease our cash flow and profitability.

We face intense competition in the freight forwarding, logistics and supply chain management industry.

The freight forwarding, logistics and supply chain management industry is intensely competitive and is expected to remain so for the foreseeable future. We face competition from a number of companies, including many that have significantly greater financial, technical and marketing resources. There are a large number of companies competing in one or more segments of the industry, although the number of firms with a global network that offer a full complement of freight forwarding and supply chain management services is more limited. We also encounter competition from regional and local third-party logistics providers, freight forwarders and integrated transportation companies. Depending on the location of the customer and the scope of services requested, we must compete against both the niche players and larger entities. In addition, customers increasingly are turning to competitive bidding situations involving bids from a number of competitors, including competitors that are larger than us. Also, we face competition from air and ocean carriers, computer information and consulting firms and contract manufacturers, all of which traditionally operated outside of the supply chain services industry, but are now beginning to expand the scope of their services to include supply chain related activities. Increased competition could result in reduced revenues, reduced margins or loss of market share, any of which could damage the long-term or short-term prospects of our business.

Our industry is consolidating and if we cannot gain sufficient market presence in our industry, we may not be able to compete successfully against larger, global companies in our industry.

There currently is a marked trend within our industry toward consolidation of the niche players into larger companies which are attempting to increase global operations through the acquisition of freight forwarders and third-party logistics providers. If we cannot gain sufficient market presence or otherwise establish a successful strategy in our industry, we may not be able to compete successfully against larger companies in our industry with global operations.

We have grown and plan to grow, in part, through acquisitions of other freight forwarders, customs brokers, contract logistics providers and supply chain management providers. Growth by acquisitions involves risks and we may not be able to identify or acquire and successfully integrate any acquired business into our own operations.

We have grown through acquisitions and we may pursue opportunities to expand our business by acquiring other companies in the future.

Growth by acquisitions involves special risks including the following:

•	any inability to integrate the acquired business into our operations, for reasons including but not limited to incompatible computer or information systems or operating practices or differences in business or corporate cultures,

•	difficulties implementing proper business and accounting controls for the acquired business which we allow to continue to operate on its existing information and accounting systems,

•	any inability to identify appropriate acquisition candidates or negotiate acquisitions on favorable terms and valuations,

•	any inability to obtain financing, on favorable terms or at all, which is necessary to fund acquisitions, the integration of acquired businesses and/or the operation of the combined businesses,

•	any diversion of management’s attention from existing operations to integrating the acquired companies,

•	any failure to successfully retain key personnel and key customers of any acquired company and expand the business as anticipated,

•	the risk that our due diligence regarding acquisition candidates may not adequately identify obstacles to our future successful operation of any such acquired business, including failing to identify significant liabilities or business contingencies,

•	the risk that acquisitions may result in adverse accounting or tax reporting obligations,

•	the risk that we will not have the understanding or experience to operate profitably in new lines of business which we may acquire,

•	the risk that our shareholders will experience dilution resulting from acquisitions in which some or all of the purchase price is paid by issuing our securities,

•	any failure of acquired businesses to achieve anticipated levels of revenues and earnings, and,

•	any inability to add new management or other personnel, implement new training programs, develop new operating processes or purchase or install additional software or hardware necessary to manage or operate any acquired businesses.

Our growth strategy may affect short-term cash flow and net income as we expend funds, increase indebtedness and incur additional expenses in connection with pursuing acquisitions. If we are not able to acquire companies according to our growth strategy or if we fail to integrate successfully any acquired companies into our operations, we may not achieve anticipated increases in revenue, cost savings and economies of scale, and our operating results may be adversely affected.